Exhibit 11

                       ENRON CORP. AND SUBSIDIARIES
                     Calculation of Earnings Per Share
                                (Unaudited)

                                                      Three Months Ended
                                                            March 31,
                                                        1996        1995
                                                      (in thousands except
                                                       per share amounts)

Primary Earnings Per Share
  Earnings on common stock
     Net income                                       $212,785     $194,950
     Preferred stock dividends                          (3,986)      (3,819)
                                                      $208,799     $191,131

  Average number of common shares outstanding          244,151      243,217

  Primary earnings per share of common stock          $   0.86     $   0.79

Fully Diluted Earnings Per Share
  Adjusted earnings on common stock
     Net income                                       $212,785     $194,950
     Preferred stock dividends                          (3,986)      (3,819)
     Add back:
       Dividends on convertible preferred stock          3,986        3,819
                                                      $212,785     $194,950

  Average number of common shares outstanding
   on a fully diluted basis
     Average number of common shares outstanding       244,151      243,217
     Additional shares issuable upon:
       Conversion of preferred stock                    18,774       19,143
       Exercise of stock options reduced by
        the number of shares which could have
        been purchased with the proceeds from
        exercise of such options                         4,326        4,084
                                                       267,251      266,444

  Fully diluted earnings per share of common stock    $   0.80     $   0.73
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